UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

(Amendment No. 2)

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: October 2026

Commission file number: 001-36578

ENLIVEX LTD.

(Translation of registrant’s name into English)

14 Einstein Street, Nes Ziona, Israel 7403618

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Explanatory Note

On September 29, 2026, Enlivex Ltd., a company organized under the laws of the State of Israel (the “Company”), furnished a Report on Form 6-K (the “Original Form 6-K”) announcing that it will hold an Extraordinary General Meeting of Shareholders of the Company (the “Meeting”) on Wednesday, October 14, 2026, beginning at 10:00 a.m. Israel time, at the offices of the Company located at 14 Einstein Street, Nes Ziona, Israel 7403618. On September 30, 2026, the Company furnished a Report on Form 6-K/A (“Amendment No. 1”) solely to revise the record date for the Meeting from October 5, 2026 to October 1, 2026.

The Company is furnishing this Report on Form 6-K/A (this “Amendment No. 2”) to provide updated meeting and proxy materials to reflect (i) revisions to Proposal 1, (ii) a change in the record date for the Meeting from October 1, 2026 to October 5, 2026 and (iii) a change in the date of the Meeting from October 14, 2026 to October 16, 2026. Revised copies of the notice and proxy statement and the related proxy card are attached to this Amendment No. 2 as Exhibits 99.1 and 99.2, respectively, and are incorporated herein by reference.

The information contained in this Amendment No. 2, including Exhibits 99.1 and 99.2, is hereby incorporated by reference into the Company’s registration statements on Forms S-8, F-3 and F-3MEF (File No. 333-256799, File No. 333-232413, File No. 333-232009, File No. 333-252926, File No. 333-286956, File No. 333-292417, File No. 333-294284, File No. 333-295215 and File No. 333-298071), filed with the SEC.

Exhibit No.
99.1	Enlivex Ltd. Notice and Proxy Statement for the Extraordinary General Meeting of Shareholders to be held on October 16, 2026.
99.2	Form of Proxy Card.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enlivex Ltd.
(Registrant)

By:	/s/ Oren Hershkovitz
Name: Title:	Oren Hershkovitz Chief Executive Officer

Date: October 2, 2026

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